Exhibit 12.1

CPI INTERNATIONAL HOLDING CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Year Ended		Period February 11 to	Period October 2, 2010 to	Year Ended
	September 27, 2013	September 28, 2012	September 30, 2011	February 10, 2011	October 1, 2010	October 2, 2009
Earnings calculation:
Income (loss) before taxes	$16,295	$7,100	$(8,549)	$(3,747)	$12,361	$23,248
Add Back: Fixed Charges	28,291	28,218	18,305	6,118	16,046	17,846
Calculated Earnings	$44,586	$35,318	$9,756	$2,371	$28,407	$41,094

Fixed charges calculation (a)
Interest expense (b)	$27,237	$27,230	17,708	5,788	15,213	16,979
Interest expense portion of rental expense	1,054	988	597	330	833	867
	$28,291	$28,218	18,305	6,118	16,046	17,846
Ratio: Earnings / Fixed charges (c)	1.58	1.25	—	—	1.77	2.30

Interest expense portion of rental expense:
Rental expense	$3,163	$2,965	1,791	990	2,500	2,600
Estimated Interest Cost	33%	33%	33%	33%	33%	33%
Calculated total	1,054	988	597	330	833	867

(a)	Fixed charges exclude capitalized interest; capitalized interest is zero.
(b)	Includes normal debt issue amortization costs, but does not include gain or loss on debt extinguishment.
(c)	For the periods February 11, 2011 to September 30, 2011 and October 2, 2010 to February 10, 2011, earnings were not sufficient to cover fixed charges by $8,500 and $3,700, respectively.